Mail Stop 3010

August 21, 2009

VIA U.S. MAIL

Mr. Daniel Imperato
Interim Non-Executive Chairman Emeritus
Imperiali Inc.
222 Lakeview Avenue, Suite 160
West Palm Beach, FL 33401

> **Re:** **Imperiali Inc.**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Filed December 16, 2008**
> **File No. 000-52406**

Dear Mr. Imperato:

We have reviewed your response letter dated July 28, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended February 28, 2009

Note 7 – Entry into a Material Definitive Agreement, Page 8

1.      We have reviewed your response to our prior comment 1. Based on your Statement of Changes in Stockholders' Equity, it appears the average price of the sales of your shares during the fiscal year ended February 28, 2008 was approximately $.34/share. Please provide us with the details of the transaction in which you sold shares during February 2008 for $3/share, and tell us whether or not this transaction was disclosed within your financial statements. Additionally,

please clarify what specific accounting guidance you relied upon in determining the valuation of the stock.

Item 4 – Controls and Procedures, page 16

2.      We have reviewed your response to our prior comment 2.  Please amend your Form 10-Q for the quarter ended February 28, 2009 as you indicated you would in your response to us.  Additionally, you have made the same error in your Form 10-Q for the quarter ended May 31, 2009.  Please revise you Form 10-Q for the quarter ended May 31, 2009 as well, to disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by the report.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
*Branch Chief*